FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        April, 2003

Commission File Number:     0-29500

ARGOSY MINERALS INC.
(Translation of registrant’s name into English)

20607 Logan Avenue Langley, British Columbia Canada V3A 7R3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGOSY MINERALS INC. (Registrant)

By: /s/ Cecil R. Bond Cecil R. Bond Corporate Secretary

Dated:   May 9, 2003

April 28th, 2003

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

Quarter Ending March 31, 2003 — Summary of Expenditures

ALBETROS DIAMOND PROJECT

During the quarter ended 30th March 2003 Argosy commenced exploratory drilling on its Albetros Diamond Project in Namaqualand, South Africa. This project has been obtained under an option agreement whereby Argosy has a six month period to conduct due diligence ahead of a decision to purchase the project. Details were disclosed in our earlier release regarding Albetros of February 17th, 2003.

Drilling results to date indicate the presence of gravel bearing palaeo-channels in 5 separate localities on the Albetros tenements. Reconnaissance drilling has determined the presence of gravels, which may be diamondiferous in the correct trap site environments. Gravels of up to 4.7m have been intersected in drilling which provided sufficient data to warrant moving to the next stage of exploration – a ground penetrating radar survey.

Detailed financial modeling of all parameters relating to alluvial diamond deposits has been conducted under a range of sensitivities. It is clear from this work that the stripping ratio of the diamond bearing gravels, the number of carats per hundred tonne and the value per carat are the key factors to be determined.

NEW PROJECTS

During the quarter Argosy continued to look for new projects in diamonds, platinum group metals and gold. The company has advanced discussions with several companies regarding such opportunities, mainly in South Africa and has spent considerable time with Black Empowerment Entities (BEE), discussing their possible involvement in these projects. In addition Argosy has been made aware of projects currently being assessed by BEE groups in South Africa.

KREMNICA

Following the termination of the agreement with Eurogold regarding Argosy’s East European gold assets, the decision was made to enter into a transaction with Tournigan Gold Corporation for the sale of the Kremnica gold project in Slovakia. This decision was made after a recent re-evaluation of the project where Argosy concluded that the project does not provide sufficient economic returns at current gold prices.

MUSONGATI

The Musongati Project remains under force majeure, consequently, no work can be conducted in Burundi. Argosy remains in close communication with experts in both South Africa and Burundi regarding progress and political developments in order to facilitate a return to the country as soon as it is determined safe to put personnel on the ground.

ARBITRATION

In February, Argosy released an update on the current status of the arbitration between Argosy, its subsidiary Balzan Investment Limited and NN Investment Holdings SA. As stated previously and after a complete review of the case by Argosy’s French Counsel, Argosy is of the view that the claim filed by NNIH has absolutely no merit.

The wrongful termination of the Tripartite Agreement has denied Argosy the expenditure of US$15million to carry out the Bankable Feasibility Study and deprived Argosy of its right to fully exploit the New Caledonia nickel project. As a result, Argosy has lost the opportunity to fully value its 45% interest in the project.

Argosy has therefore filed a counter claim for damages for wrongful termination of the Tripartite Agreement by NNIH and has reserved its right to claim from NNIH consequential damages.

CORPORATE

The Corporation’s Annual General Meeting of shareholders will be held at 11:00 a.m. on Wednesday, May 28th, 2003, at 1600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia.

In March 1,855,031 common shares were released from escrow.

Appendix 5B
Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin:  Appendix 8. Amended 1/7/97

Name of entity
Argosy Minerals Inc.

ACN or ARBN	Quarter ended ("current quarter")
ARBN 073 391 189	31 March 2003

Consolidated statement of cash flows

Cash flows related to operating activities	Current quarter $C	Year to date (3 months) $C

1.1 Receipts from product sales and related debtors	--	--

1.2 Payments for
(a) exploration and evaluation	(262,599)	(262,599)
(b) development	--	--
(c) production	--	--
(d) administration	(504,819)	(504,819)

1.3 Dividends received	--	--

1.4 Interest and other items of a similar nature received	94,153	94,153

1.5 Interest and other costs of finance paid	--	--

1.6 Income taxes paid (capital taxes paid)	--	--

1.7 Other (provide details if material)	--	--

Net Operating Cash Flows	(673,265)	(673,265)

Cash flows related to investing activities

1.8 Payment for purchases of:
(a) prospects	--	--
(b) equity investments	--	--
(c) other fixed assets	(6,711)	(6,711)

1.9 Proceeds from sale of:
(a) prospects	--	--
(b) equity investments - marketable securities	55,524	55,524
(c) other fixed assets	--	--

1.10 Loans to other entities	--	--

1.11 Loans repaid by other entities	--	--

See chapter 19 for defined terms. 1/7/97	Appendix 5B Page 1

Appendix 5B
Mining exploration entity quarterly report

1.12 Other (provide details if material)	--	--

Net investing cash flows	48,813	48,813

1.13 Total operating and investing cash flows (carried	(624,452)	(624,452)
forward)

Cash flows related to financing activities	--	--

1.14 Proceeds from issues of shares, options, etc	--	--

1.15 Proceeds from sale of forfeited shares	--	--

1.16 Proceeds from borrowings	--	--

1.17 Repayment of borrowings	--	--

Dividends paid	--	--

1.19 Other (provide details if material)	--	--

Net financing cash flows	--	--

Net increase (decrease) in cash held	(624,452)	(624,452)

1.20 Cash at beginning of quarter/year to date	9,938,135	9,938,135

1.21 Exchange rate adjustments to item 1.20	(14,465)	(14,465)

1.22 Cash at end of quarter (see note 1)	9,299,218	9,299,218

Note 1:	C$ 9,299,218 converted at the exchange rate applicable at March 31, 2003 of approximately 0.8889 equals A$ 10,461,000

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

Current quarter $C

1.23 Aggregate amount of payments to the parties included in item 1.2	202,246

1.24 Aggregate amount of loans to the parties included in item 1.10	NIL

1.25 Explanation necessary for an understanding of the transactions

Payments to Directors and associates of the Directors are for directors fees, for management and consulting fees and for the provision of staff in Australia. The provision of staff in Australia is charged at cost. In addition the Company re-imburses expense incurred on Company business.

See chapter 19 for defined terms. 1/7/97	Appendix 5B Page 2

Appendix 5B
Mining exploration entity quarterly report

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
N/A

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest
N/A

Financing facilities available
Add notes as necessary for an understanding of the position

	Amount available $C'000	Amount used $C'000

3.1 Loan facilities	N/A	N/A

3.2 Credit standby arrangements	N/A	N/A

Estimated cash outflows for next quarter

$C

4.1 Exploration and evaluation	400,000

4.2 Development	--

Total	400,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $C	Previous quarter $C

5.1 Cash on hand and at bank	42,573	610,709

5.2 Deposits at call	9,109,716	9,169,466

5.3 Bank overdraft	NIL	NIL

5.4 Other (provide details)	146,929	157,960

Total: cash at end of quarter (item 1.22)	9,299,218	9,938,135

5.4

Details:   $146,929 represents restricted cash held in US dollars on term deposits as security collateral for a performance bond of US$100,000 provided by the Corporation's Bankers to the Government of Burundi. The decrease in value of the term deposit from $157,960 to $146,929 is due to the strengthening C$ over the US$.

See chapter 19 for defined terms. 1/7/97	Appendix 5B Page 3

Appendix 5B
Mining exploration entity quarterly report

Changes in interests in mining tenements

	Tenement reference	Nature of interest	Interest at beginning of quarter	Interest at end of quarter

6.1 Interests in mining
tenements relinquished,	N/A	N/A	N/A	N/A
reduced or lapsed

6.2 Interests in mining
tenements acquired or	N/A	N/A	N/A	N/A
increased

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Number issued	Number quoted	Par value (cents)	Paid-up value (cents)
7.1 Preference +securities
(description)	N/A	--	--	--

7.2 Issued during quarter	N/A	--	--	--

7.3 +Ordinary securities	95,969,105	94,159,044	N/A	N/A

7.4 Issued during quarter	NIL	--	--	N/A

7.5 +Convertible debt securities	N/A	--	--	--
(description and conversion factor

7.6 Issued during quarter	N/A	--	N/A	--

7.7 Options (description and conversion factor			Exercise Price	Expiry Date
See Appendix I

See chapter 19 for defined terms. 1/7/97	Appendix 5B Page 4

Appendix 5B
Mining exploration entity quarterly report

7.8 Issued during
quarter	Nil	Nil

7.9 Exercised during quarter	Nil	Nil	See Appendix I

7.10 Expired/cancelled during quarter	650,000	Nil

7.11 Debentures (totals only)	Nil	Nil	Nil	Nil

7.12 Unsecured notes (totals only)	Nil	Nil

Compliance Statement

1

This statement has been prepared under accounting policies which comply with accounting standards in Canada except that exploration and evaluation expenses which are treated as investing activities under Canadian GAAP have been deducted in determining net operating cash flows and restricted cash is included in cash balances at the quarter end.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: April 28, 2003

Print name:	Cecil R. Bond

Notes

1

The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2

The “Nature of interest” (Items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

4

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

_________________

See chapter 19 for defined terms. 1/7/97	Appendix 5B Page 4

Argosy Minerals Inc
Additional Information
APPENDIX I

Item 7.7 – Options

Granted/Exercised	Expiry Date	Exercise Price ($)	Number of Options	Balance Outstanding at March 31, 2003

Granted October 27, 1998	May 1, 2003	A1.20	600,000
Cancelled 1999			(450,000)	150,000

Granted November 3, 1998	May 3, 2003	A1.20	550,000
Cancelled 2002			200,000	350,000

Granted August 10, 1999	Feb 5, 2003	A0.60	300,000
Expired 2003			(300,000)	--

Granted August 10, 1999	Aug 5, 2003	A0.90	150,000
Cancelled 2003			(150,000)	--

Granted August 10, 1999	Feb 5, 2004	A1.20	150,000
Cancelled 2003			(150,000)	--

Granted May 26, 2000	May 25, 2003	A0.40	150,000
Exercised 2001			(150,000)	--

Granted May 30, 2000	May 30, 2003	A0.30	80,000
Cancelled 2000			(15,000)
Cancelled 2002			(25,000)	40,000

Granted May 30, 2000	Nov 29, 2003	A0.60	50,000
Cancelled 2003			(25,000)	25,000

Granted June 20, 2002	May 24, 2006	A0.35	4,175,000
Cancelled 2003			(600,000)	3,575,000

Balance outstanding March 31, 2003				4,140,000